Filed pursuant to Rule 433

Dated September 22, 2020

Registration Statement No. 333-237320

Asian Infrastructure Investment Bank

Final Term Sheet

U.S.$3,000,000,000 0.250% Notes due 2023

Issuer:	Asian Infrastructure Investment Bank (“AIIB”)

Issuer Ratings*:	Aaa (stable) (Moody’s) AAA (stable) (S&P) AAA (stable) (Fitch)

Currency/Size:	U.S.$3,000,000,000

Settlement:	September 29, 2020 (T+5)

Maturity:	September 29, 2023

Interest Payment Dates:	March 29 and September 29 of each year, commencing March 29, 2021

Coupon:	0.250% (semi-annual)

Reoffer:	99.803%

Underwriting Commissions:	0.100%

Yield:	0.316% s.a.

Benchmark:	UST 0.125% due September 2023

Spread:	UST +16.5 bps

Denomination:	U.S.$1,000 and integral multiples thereof

Joint Lead Managers:	BNP Paribas, Citigroup Global Markets Limited, J.P. Morgan Securities plc and Nomura International plc

Co-Lead Managers:	Bank of China Limited, London Branch, ICBC International Securities Limited, Merrill Lynch International, Morgan Stanley & Co. International plc, RBC Europe Limited, Société Générale, Standard Chartered Bank and The Toronto-Dominion Bank

Governing Law:	New York, except with respect to the authorization, execution, delivery, and performance by AIIB, which shall be governed by the Articles of Agreement of AIIB.

Details of Clearance System and Clearance and Settlement Procedures:	The notes (the “Notes”) will be represented by one or more global note certificates (the “Global Note”) registered in the name of Cede & Co. as nominee for The Depository Trust Company (“DTC”). The Global Note will be deposited with a custodian for DTC. Except as described in the prospectus, beneficial interests in the Global Note will be represented through accounts of financial institutions acting on behalf of the beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Note through DTC, if they are participants in DTC, or indirectly through organizations that are participants in DTC. Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”), and Clearstream Banking S.A. (“Clearstream”), are indirect participants in DTC, and therefore participants in Euroclear and Clearstream will hold beneficial interests in the Notes indirectly at DTC. Owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names and will not receive or be entitled to receive physical delivery of definitive Notes (except in certain circumstances). Initial settlement for the Notes will be made in immediately available funds in dollars.

ISIN / CUSIP:	US04522KAC09 / 04522KAC0

Application will be made to admit the Notes to the official list of the United Kingdom Listing Authority and to the regulated market of the London Stock Exchange.

One or more of the Underwriters may not be a U.S.-registered broker-dealer. All sales of securities in the U.S. will be made by or through a U.S.-registered broker-dealer.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling: +1-800-831-9146. You can access the registration statement, including the prospectus, at https://www.sec.gov/Archives/edgar/data/1733112/000119312520138557/d845466dsba.htm and preliminary prospectus supplement at https://www.sec.gov/Archives/edgar/data/1733112/000119312520249963/d44920d424b5.htm.

Information found through the above hyperlinks is not part of this Final Term Sheet.

It is expected that delivery of the Notes will be made for value on or about September 29, 2020, which will be the fifth business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of Notes in the secondary market generally are required to settle within two (2) business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date hereof or the next two (2) succeeding business days, will be required, because the Notes initially will settle within five (5) business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade on the date hereof or the next two (2) succeeding business days should consult their own legal advisers.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, persons who fall within the manufacturer target market described below.

Manufacturer target market (MiFID II product governance) is eligible counterparties and professionals only (all distribution channels).

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.